EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

June 28, 2002

Telefónica de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

TELEFÓNICA DE ARGENTINA S.A.

TABLE OF CONTENTS

Buenos Aires, June 20, 2002

Chairman of the National Securities Commission
(Comisión Nacional de Valores – CNV)
Attention: Mr. Narciso Muñoz

Re: Appointment of new independent auditors.

Dear Sirs:

I am addressing you on behalf of Telefónica de Argentina S.A., domiciled at Tucumán 1, 18th floor, in compliance with existing regulations to inform you that due to the resignation of Estudio Pistrelli Díaz y Asociados from their appointment as independent auditors for Telefonica de Argentina, the company's board of directors has temporarirly named Deloitte & Co. S.R.L., *ad referendum* of the next shareholders meeting.

Best Regards,

Fernando Borio
Investor Relations Director

Cnv377

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Internacional de Telecomunicaciones S.A.

Date: June 28, 2002

By: ______________________

Name: FERNANDO BORIO

Title: SECRETARY TO THE BOARD